

May 4, 2015

John H. Briscoe
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard, 4th Floor
Houston, Texas 77042

> **Re: Bristow Group, Inc.**
> **Form 10-K for the Year Ended March 31, 2014**
> **Form 10-Q for the Quarter Ended December 31, 2014**
> **Response Dated March 13, 2015**
> **File No. 001-31617**

Dear Mr. Briscoe:

We have reviewed your March 13, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2015 letter.

Form 10-K for the Year Ended March 31, 2014

Notes to the Financial Statements

Note 9. Taxes, page 105

1. We note that in your response to our prior comment 2 you have detailed the pre-tax income for your primary foreign jurisdictions, which represents 52% of total net pre-tax foreign income for fiscal 2014. Please explain to us the nature of the remaining amount of pre-tax income from foreign jurisdictions that are not included in your response to prior comment 2 of $259.3 million. In this regard, we note from your response that you derive a significant benefit from the offshore leasing structure set up in jurisdictions subject to low or no taxes, such as the Cayman Islands. Please provide us with the

jurisdictional information requested in our prior comment 2 for significant low or no tax rate jurisdictions.

2. Please tell us how the information provided in your response to our prior comment 2 was used to calculate or determine the 11.8% reconciling amount for "net foreign tax on non-U.S. earnings" included in the tax rate reconciliation in Note 9.

3. Additionally, we note from your response to prior comment 2 that the "net foreign tax on non-U.S. earnings" line also includes the tax impacts of prior year return-to-provision adjustments, statutory income tax rate changes (e.g. the U.K. statutory income tax rate changed from 25% to 20% for the period in question), and all other adjustments that are discrete in nature. Please tell us the amounts related to each of these adjustments, if significant. Also, we note that you have indicated that the change in U.K. statutory income tax rate is included in this reconciling item. However it appears from the tax rate reconciliation in Note 9 that there is a separate line item for the "effect of reduction in U.K. corporate income tax rate." Please resolve this apparent discrepancy for us.

4. We note from your response to our prior comment 3 that the line item "foreign earnings indefinitely reinvested abroad" is necessary to reflect the impact of certain foreign subsidiaries earnings not being subject to U.S. federal income tax rate of 35% unless immediately includable in the U.S. federal taxable income as deemed dividends. Please identify for us the foreign subsidiaries whose earnings are indefinitely reinvested and have been included in this reconciling amount and tell us the effective tax rates of those entities if not previously provided to us. Finally, explain why "foreign earnings indefinitely reinvested abroad" represents the portion of indefinitely reinvested foreign earnings to worldwide pre-tax book income. In this regard, please tell us how these reconciling items reflect the base 35% rate from which you are reconciling.

5. Please explain to us the nature of the reconciling items titled "benefit of prior year foreign tax credits" and "benefit of current year foreign tax credits" presented in the tax rate reconciliation in Note 9, and provide us with the calculation reflecting how the amounts are determined.

6. Please explain to us the nature of the reconciling item titled "foreign earnings that are currently taxed in the U.S." presented in the tax rate reconciliation in Note 9, and provide us with the calculation reflecting how the amount is determined.

7. In your response to prior comment 4 you indicate you accrue and pay taxes in Nigeria based on your gross income by applying a deemed profit margin of 20%. Please explain in further detail how foreign taxes are calculated for Nigeria using the deemed profit margin and tell us the statutory tax rate in Nigeria. Also, please explain to us how you have considered the guidance in ASC 740-10, and specifically the definition of income taxes in ASC 740-10-20, when classifying the taxes related to your Nigerian subsidiary as income taxes, rather than sales and use or another type of tax not based on a measure

other than income. Additionally, please tell us if there are any other jurisdictions for which you accrue and pay taxes based on an amount other than income/loss (such as revenue or deemed profits).

Form 10-Q for the Quarter Ended December 31, 2014

Note 1. Basis of Presentation, Consolidation and Summary of Significant Accounting Policies

Property and Equipment and Assets Held for Sale, page 9

8. We note from your disclosure in Note 1 on page 10 that management has decided to remove the remaining seven of the same type of older large aircraft from your fleet sooner than planned, which will result in the adjustment to the salvage values and additional depreciation expense of approximately $17 million, which you expect to record over the quarters ending March 31 and June 30, 2015. Please tell us if you analyzed these seven aircraft for potential impairment as of December 31, 2014 and if so, please tell us the results of the impairment. If you do not believe an impairment analysis was necessary please explain to us why not.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief